UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Plug Power Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

72919P103

(CUSIP Number)

James C. Scoville

Debevoise & Plimpton LLP

Tower 42

25 Old Broad Street

London EC2N 1HQ

United Kingdom

+44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 72919P103

1.	Name of Reporting Person JSC “INTER RAO Capital”
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,462,693
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,462,693
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,462,693
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person CO

CUSIP NO. 72919P103

1.	Name of Reporting Person Open Joint Stock Company “Inter RAO UES”
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,462,693
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,462,693
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,462,693
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person CO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Statement of

JSC INTER RAO Capital

and

JSC “Inter RAO”

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

Plug Power Inc.

Explanatory Note: This Amendment No. 1 (this “Amended Statement”) amends and supplements the Statement on Schedule 13D of JSC “INTER RAO Capital” (“INTER RAO Capital”) and JSC “Inter RAO” (“INTER RAO” and collectively with INTER RAO Capital, the “Reporting Persons”), on November 19, 2012, regarding the common stock, par value $0.01 per share (the “Common Stock”), of Plug Power Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 968 Albany-Shaker Road, Latham, New York 12110. Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), this Statement is jointly filed by INTER RAO Capital and INTER RAO.

The ownership percentages contained in this Statement and in the cover pages hereto are based upon information contained in the Issuer’s most recently available filings with the U.S. Securities and Exchange Commission that, as of November 4, 2013, 102,602,414 shares of Common Stock were outstanding.

This Amended Statement is being filed to disclose the dilution of the Reporting Persons’ ownership of Common Stock as a result of Issuer’s share offering on September 16, 2013 such that the Reporting Persons no longer beneficially owns more than five percent of the Common Stock.

Item 2 Identity and Background.

(a)-(c) Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), this Statement is being jointly filed by each of the Reporting Persons.

(i) INTER RAO Capital, a closed joint stock company organized under the laws of the Russian Federation, is the direct holder (through nominee accounts) of 4,462,693 shares of Common Stock. INTER RAO Capital’s principal business is investment activities. The address of INTER RAO Capital’s principal business and principal office is 27 Bolshaya Pirogovskaya Street, Moscow, 119435, Russia. INTER RAO Capital is a wholly owned subsidiary of INTER RAO.

(ii) INTER RAO is an open joint stock company organized under the laws of the Russian Federation. INTER RAO’s principal business is the generation and sale of electric and heat energy in and outside Russia. The address of INTER RAO’s principal business and principal office is Bld 2, 27 Bolshaya Pirogovskaya Street, Moscow, 119435, Russia.

(iii) In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling each Reporting Person, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Exhibit A hereto and is incorporated by reference herein.

(d)-(e) During the past five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Listed Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The country of citizenship of each executive officer and director of each Reporting Person is set forth in Exhibit A hereto and is incorporated by reference herein.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by the other Reporting Person.

Item 3 Source and Amount of Funds or Other Consideration

N/A

Item 4 Purpose of Transaction

N/A

Item 5 Interest in Securities of the Issuer

The information included in Items 2, 3, 4, and 6 of this Statement is hereby incorporated by reference into this Item 5.

(a) - (b)	As of the date hereof, INTER RAO Capital is the direct holder (through nominee accounts) of 4,462,693 shares of Common Stock, or approximately 4.3% of the Issuer’s outstanding Common Stock. INTER RAO, by virtue of its direct and indirect ownership interests in INTER RAO Capital, may, pursuant to Section 13(d) of the Act and the rules of the Securities and Exchange Commission adopted thererunder, be deemed to have the shared power to vote or direct the voting of and the shared power to dispose or direct the disposition of the Common Stock owned by INTER RAO Capital.

(c)	None.

(d)	All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.

(e)	As of September 16, 2013, Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Reference is made to the contracts, arrangements, understandings and relationships identified in Item 6 of the Reporting Person’s Statement on Schedule 13D dated November 19, 2012.

Item 7 Material to be Filed as an Exhibit.

The following documents are filed as exhibits to this Statement.

Exhibit A	Officers and Directors of Reporting Persons Named in Item 2

Exhibit B	Joint Filing Agreement, dated as of December 3, 2013, between the Reporting Persons

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 3, 2013

JSC “INTER RAO Capital”

/s/ Marat A. Khanafeev
Name: Marat A. Khanafeev
Title: General Director

JSC “Inter RAO”

/s/ Ilnar I. Mirsiyapov
Name: Ilnar I. Mirsiyapov
Title: Member of the Management Board